15048362

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 67518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SL Hare Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10635 Santa MonicaBlvd., Suite 115
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sy Hare 310-479-1680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sy Hare, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SL Hare Capital, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

On FEB 24 2015 before me, Nobuo Hirako Notary Public,
Date (here insert name and title of the officer)

personally appeared

SYNGOON LEWIS HAPE

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity~~(ies)~~, and that by his/her/their signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NOBUO HIRAKO
COMM. #2003610
Notary Public - California
LOS ANGELES COUNTY
My Comm. Exp. FEB 5, 2017

Signature: ____________ (Seal)

OPTIONAL

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT Number of Pages: 2

Document Date: ____________ Other: ____________

SL HARE CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2014

SL HARE CAPITAL, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
SL Hare Capital, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of SL Hare Capital, Inc. as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of SL Hare Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SL Hare Capital, Inc. as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of SL Hare Capital, Inc.'s financial statements. The supplemental information is the responsibility of SL Hare Capital, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2015

SL HARE CAPITAL, INC.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	52,309
Commissions receivable		25,669
Receivable from Officer		154,238
Fixed assets net of depreciation of $46,438		712
Other assets		6,264
Total assets		239,192

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	5,000
Due to clearing		3,292
Total liabilities		8,292
STOCKHOLDERS' EQUITY:		
Common stock, no par value (1,500 shares authorized, 1,065 shares issued and outstanding)		100,000
Additional paid in capital		538,683
Retained deficit		(407,783)
Total stockholders' equity		230,900
Total liabilities and stockholders' equity	$	239,192

SL HARE CAPITAL, INC.

Statement of Income
For the year ended December 31, 2014

REVENUES:	
Commissions and trading income	$241,163
Total income	241,163
EXPENSES:	
Depreciation	2,057
Occupancy	31,081
Legal and professional fees	86,706
Regulatory expense	26,400
Travel and entertainment	14,300
Telephone and communcations	18,324
Other general and administrative expenses	74,821
Total expenses	253,689
LOSS BEFORE INCOME TAXES	($12,526)
INCOME TAX PROVISION	
Income tax expense	(800)
NET LOSS	$ (13,326)

The accompanying notes are an integral part of these financial statements

SL HARE CAPITAL, INC.

Statement of Changes in Shareholders' Equity
For the year ended December 31, 2014

		Common Stock		Additional Paid in Capital		Retained Deficit		Total Members' Equity
Beginning balance December 31, 2013	$	100,000	$	547,208	$	(394,457)	$	252,751
Capital distributions				(8,525)			$	(8,525)
Net loss						(13,326)		(13,326)
Ending balance December 31, 2014	$	100,000	$	538,683	$	(407,783)	$	230,900

The accompanying notes are an integral part of these financial statements

SL HARE CAPITAL, INC.

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(13,326)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		2,057
(Increase) decrease in:		
Deposit with Clearing Organization		82,960
Commissions Receivable		(25,394)
Other assets		(218)
Receivable from Officer		(26,000)
Increase (decrease) in:		
Accounts payable		872
Due to Clearing		3,292
Total adjustments		37,569
Net cash provided by operating activities		24,243
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawal		(8,525)
Net cash used in financing activities		(8,525)
Decrease in cash		15,718
Cash-beginning of period		36,591
Cash-end of period	$	52,309
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

SL HARE CAPITAL, INC.

Statement of Financial Condition
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SL Hare Capital, Inc. (the "Company") was incorporated in the State of California on May 23, 2006. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including a broker or dealer retailing corporate equity securities over-the-counter; municipal securities underwriting or selling group participant; and non-exchange member arranging for transactions in listed securities by exchange member.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(l) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company records commission revenues and expenses on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2011, 2012, and 2013.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and Fixtures	$ 47,150	7
Total cost of property and equipment	$ 47,150	
Less: accumulated depreciation	$ (46,438)	
Property and Equipment, net	$ 712	

Depreciation expense for the year ended December 31, 2014 was $2,057.

Note 3: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California franchise tax of $800.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but many exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2014 the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RECEIVABLE FROM OFFICER

Receivable from officers represent advances on commissions. These advances are uncollaterized and interest bearing. The outstanding balance at December 31, 2014 was $154,238.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

On October 1, 2013, the Company entered into a lease agreement for office space under a noncancelable lease which expires January 31, 2018. The lease contains provisions for rent escalation based on increases in certain costs incurred by lessor.

At December 31, 2014 the minimum annual payment are as follows:

Year Ending December 31,

2015	66,890
2016	68,897
2017	70,964
2018	6,046
	212,797

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014 the Company had net capital of $44,018 which was $55,982 in deficit of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness $5,000 to net capital was 0.11 to 1, which is less than the 15 to 1 maximum allowed.

S.L. Hare's FINRA Membership Agreement states that the firm has a $100,000 minimum Net Capital requirement. Although the firm has maintained less than $100,000 Net Capital as of December 31, 2014 and prior months, it did not appear that the firm actually conducted business that required this level of capital. The firm appeared to be conducting business that only required $5,000 in Net Capital. Additionally, it should be noted that the firm is in process of formally changing its FINRA Membership Agreement to reduce its Net Capital requirement from $100,000 to $5,000.

SL HARE CAPITAL, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Shareholders' equity, December 31, 2014	$ 250,769	$ 230,900	$ (19,869)
Subtract - Non allowable assets:			
Commissions Receivable	22,068	25,669	(3,601)
Recievable from Officer	154,238	154,238	
Fixed assets	713	713	-
Other assets	6,262	6,262	-
Tentative net capital	$ 67,488	$ 44,018	(23,470)
Haircuts	0	0	-
NET CAPITAL	67,488	44,018	(23,470)
Minimum net capital	100,000	100,000	-
Excess net capital	$ (32,512)	$ (55,982)	(23,470)
Aggregate indebtedness	10,490	5,000	5,490
Ratio of aggregate indebtedness to net capital	0.16	0.11	

The differences between
the audit and Focus at December 31, 2014
were due to year end adjustments.

The accompanying notes are an integral part of these financial statements

SL HARE CAPITAL, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of SL Hare Capital, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

SL Hare Capital, Inc.

By: Synqon L. Hare

Chairman + CEO
(Name and Title)

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
SL Hare Capital, Inc.
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) SL Hare Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SL Hare Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) SL Hare Capital, Inc. stated that SL Hare Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. SL Hare Capital, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about SL Hare Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2015